Investor Presentation April 2021 Filed by Cerberus Telecom Acquisition Corp. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Cerberus Telecom Acquisition Corp. Commission File No. 001-39647

Disclaimer This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Cerberus Telecom Acquisition Corp. (“CTAC”) and KORE Wireless (“KORE” or the “Company”) (the “Proposed Transaction”) and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will CTAC, KORE or any of their respective subsidiaries, shareholders or affiliates, or any of their respective partners, directors, officers, employees, advisers, consultants, agents or other representatives (collectively, “Representatives”) be responsible or liable for any direct, indirect, consequential or other loss or loss of profit arising from the provision or use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. None of CTAC, KORE nor any of their respective Representatives has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In furnishing this Presentation each of CTAC, KORE, and their respective Representatives expressly disclaims any obligation to update any information contained herein or to correct any omissions, inaccuracies, or errors. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full or complete analysis of KORE or the Proposed Transaction. Viewers of this Presentation should each make their own independent evaluation of KORE and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward-Looking Statements This Presentation includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or the Company’s management, as applicable as projected revenue and Adjusted EBITDA (as defined herein) are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or the Company. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of the Company’s business and the timing of expected business milestones; changes in the assumptions underlying the Company’s expectations regarding its future business; the effects of competition on the Company’s future business; and the outcome of judicial proceedings to which the Company is, or may become a party, as well as the risks and uncertainties set forth in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in CTAC's Registration Statement on Form S-1 dated October 19, 2020 and in the proxy statement/prospectus related to the Proposed Transaction dated April 8, 2021 (as amended from time to time). If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company presently does not know or that the Company currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s expectations, plans or forecasts of future events and views as of the date of this Presentation. The Company and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while the Company and/or CTAC may elect to update these forward-looking statements at some point in the future, each of the Company and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Use of Projections This Presentation contains projected financial information with respect to KORE. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation is not intended, and should not be regarded, as a representation by any person that the results reflected in such forecasts will be achieved. No Offer or Solicitation This Presentation is not intended to, and shall not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction or (ii) an offer to sell or the solicitation of an offer to buy or a recommendation to purchase any security of CTAC, the Company or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or in reliance on an exemption from the registration requirements of the Securities Act. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal, financial, and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision.

Disclaimer (Cont’d) Non-GAAP Financial Measures This Presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to EBITDA, Adjusted EBITDA and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s Presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in the Company, and in comparing the Company’s financial measures with those of other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Please refer to footnotes where presented on each page of this Presentation or to the tables therein for a reconciliation of these measures to what the Company believes are the most directly comparable measure evaluated in accordance with GAAP. This Presentation also includes certain projections of non-GAAP financial measures. The Company does not provide reconciliations of EBITDA, Adjusted EBITDA, or Adjusted EBITDA margin to net income on a forward-looking basis because the Company is unable to forecast the amount or significance of certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items include gains or losses on sale or consolidation transactions, accelerated depreciation, impairment charges, gains or losses on retirement of debt and variations in effective tax rate, which are difficult to predict and estimate and are primarily dependent on future events, but which are excluded from the Company's calculations of EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin. Certain monetary amounts, percentages and other figures included in this Presentation have been subject to rounding adjustments. Certain other amounts that appear in this Presentation may not sum due to rounding. In connection with the contemplated filing by CTAC of a proxy statement / prospectus on Form S-4 with respect to the Proposed Transaction, and in the course of the review by the SEC of such proxy statement / prospectus, CTAC may make changes to the information presented in this Presentation, including, without limitation, the description of the Company’s business and the financial information and other data (including the prospective financial information and other data) included in this Presentation. Comments by the SEC on information in the proxy statement / prospectus may require modification or reformulation of the information we present in this Presentation, and any such modification or reformulation could be significant. In particular, we note that the SEC has adopted certain rules regarding the use of Adjusted EBITDA and other financial measures that do not comply with generally accepted accounting principles in the United States, which rules will be applicable to the proxy statement / prospectus expected to be filed with respect to the Proposed Transaction. Participants in the Solicitation CTAC and its directors and executive officers may be deemed participants in the solicitation of proxies from CTAC’s stockholders with respect to the Proposed Transaction. A list of the names of those directors and executive officers and a description of their interests in CTAC is contained in CTAC’s Registration Statement on Form S-1, as effective on October 21, 2020, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a written request to CTAC at 875 Third Avenue, 11th Floor, New York NY, 10022. Additional information regarding the interests of such participants will be contained in the proxy statement / prospectus for the Proposed Transaction when available. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of CTAC in connection with the Proposed Transaction. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction will be included in the proxy statement / prospectus for the Proposed Transaction when available. Trademarks This Presentation contains trademarks, service marks, trade names and copyrights of KORE and other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but CTAC and the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Additional Information CTAC has filed with the SEC a proxy statement / prospectus on Form S-4 relating to the Proposed Transaction, which will be mailed to its stockholders once definitive. This Presentation does not contain, or purport to contain, all the information that should be considered concerning the Proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction. CTAC’s stockholders and other interested persons are advised to read the preliminary proxy statement / prospectus and the amendments thereto and the proxy statement / prospectus and other documents filed in connection with the Proposed Transaction, as these materials will contain important information about the Company, CTAC and the Proposed Transaction. When available, the proxy statement / prospectus and other relevant materials for the Proposed Transaction will be mailed to stockholders of CTAC as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement / prospectus, the definitive proxy statement / prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a written request to CTAC at 875 Third Avenue, 11th Floor, New York NY, 10022. Term Loan/Deal Terms This Presentation does not reflect the potential amendment of the Company’s term loan indebtedness, and certain other terms of the Proposed Transaction that are subject to ongoing negotiation.

Today’s participants Cerberus Telecom Acquisition Corp. (CTAC) KORE Tim Donahue Romil Bahl Puneet Pamnani Former CEO of PRGX and Lochbridge ~30 years of Tech, SaaS, IoT and Analytics experience Chief Executive Officer KORE Wireless Former COO & CFO of Lochbridge and SVP of Corp Strategy and M&A at PRGX ~23 years of work experience Chief Financial Officer KORE Wireless Former CEO of Nextel Communications and Chairman of Sprint Nextel Chief Executive Officer CTAC Nick Robinson Managing Director and Cerberus’ Global Head of Trading Co-Chief Investment Officer CTAC Michael Palmer Managing Director at Cerberus’s private equity platform Co-Chief Investment Officer CTAC

Transaction overview Summary of KORE and CTAC proposed business combination Transaction Timing On December 24th, 2020, KORE and CTAC executed a non-binding term sheet setting forth the potential terms of a business combination Definitive documentation was signed March 12, 2021 The transaction is expected to close in Q3 2021 Valuation Transaction implies a fully diluted pro forma enterprise value of $1,014mm, representing 15.2x based on 2022E Adj. EBITDA of $66.5mm and 16.9x based on 2021E Adj. EBITDA of $60.0mm Existing holders of common stock, including majority KORE shareholder Abry Partners, are expected to roll 100% of their common equity Capital Structure The transaction will be funded by a combination of CTAC cash held in a trust account and proceeds from a $225mm PIPE Transaction is expected to result in up to $484mm of total cash proceeds to fund the transaction1 (1) Assumes no redemption of CTAC’s existing shareholders, however actual proceeds available for the transaction are dependent on shareholder redemptions

Sources & uses / pro forma valuation Estimated Sources & Uses ($ in millions) Illustrative Pro Forma Valuation (1) Represents existing holders of KORE common stock, including Abry Partners. (2) Assumes estimated cash held in trust at closing and no redemption of CTAC public shares. (3) SPAC Sponsor Shares include 6.479mm CTAC Founder Shares and 0.818mm of CTAC Private Placement Shares underlying the Private Placement Units. (4) Paydown of preferred reflects estimated aggregate liquidation preference as of 06/30/2021. (5) Excludes dilutive impact of 8.639mm warrants from CTAC’s public offering and 0.273mm Private Placement Warrants underlying the Private Placement Units. All warrants have a strike price of $11.50 per share. Also excludes the impact of pro rata dilution for new management equity plan expected to be adopted at closing. (6) Pre-Transaction Net Debt equals financial indebtedness net of pre-transaction estimated cash and excludes potential debt-like items such as tax liabilities among others. Illustrative Pro Forma Ownership5 3 1 3 3 2 2 1 1 1 5 4 6

KORE aligns perfectly with CTAC’s strategy Nick Robinson Co-CIO Cerberus Managing Director, Head of Trading and Member of Cerberus Corporate Credit Committee Investment Team Tim Donahue CEO and Director Management and Distinguished Advisory Board Michael Palmer Co-CIO Cerberus Managing Director, Private Equity Shaygan Kheradpir CTO, Advisory Board Chair, and Director Hossein Moiin Advisory Board Member and Director Tamara Casey Advisory Board Member Shervin Gerami Advisory Board Member Peter Foyo Advisory Board Member Frank Bruno Co-Founder and Chairman Co-CEO of Cerberus Former President of Cerberus Global Investments Cerberus Telecom Acquisition Corp (“CTAC”) in partnership with KORE will utilize its 200+ combined years of telecom and technology leadership in conjunction with Cerberus’ multi-disciplinary investment and resource platforms to create value through the upcoming next generation telecom and technology super cycle Deep Industry Relationships Stephen Feinberg Co-Founder Co-Founder and Co-CEO of Cerberus Tim Kasbe Advisory Board Member

Growth-oriented company with recurring, predictable revenue and sustainable free cash flow Market-leading company with demonstrated technology and competitive advantages that are difficult for competitors to replicate Strong management team ready to accelerate growth with our partnership Will benefit from being publicly traded, with access to capital, and / or an improved capital structure Attractive risk-adjusted return for shareholders; potential upside from growth weighed against any identified downside risks CTAC views KORE as having downside protection (predictable revenue) with significant upside potential KORE satisfies all of CTAC’s initial investment criteria Initial target universe With its proprietary network technologies and 44 carrier integrations, KORE Wireless is a leading solutions enabler for Internet of Things (IoT) and is well positioned across both physical and network infrastructure areas Physical Infrastructure Network Infrastructure Towers / Small Cells Fiber Data Centers (Edge & Macro) Private Networks Spectrum Satellites IoT Devices / Sensors Software Defined Networks 5G Applications Software Edge AI Spectrum Sharing Open RAN / Cloud RAN ü ü ü ü ü

Business Overview

With the oncoming tidal wave of connected devices, KORE’s mission is to simplify the complexities of IoT and help customers Deploy, Manage, and Scale their mission-critical IoT solutions

Compelling Growth Opportunities IoT, eSIM and 5G use cases present massive opportunity Strong track record of highly accretive M&A Highly scalable KORE One platform positions company for growth KORE at a glance KORE is a market leader in enabling end-to-end IoT solutions for enterprises Trusted advisor, enabling our customers to Deploy, Manage and Scale their IoT solutions Blue chip customer base including market leading Fortune 500 enterprises and innovative solutions providers across high growth verticals such as connected health, industrial IoT, asset monitoring, fleet management and comms. services Proprietary IP-based services: Connectivity, Solutions & Analytics Market leading IoT knowledge and experience to help navigate the complex IoT ecosystem Global independent IoT connectivity and solutions enabler with an integrated network of key partners Global Scale (as of 12/31/20) 190+ countries coverage 44 carrier integrations ~12M devices managed 3,600+ customers 500+ employees Who We Are Why We Win Key Attributes Forecasted Visibility & Profitability Revenue $238M1 91%+ recurring revenue2 Average 90%+ revenue visibility through 20233 54% Gross Margin1 28% EBITDA Margin1 Leading global, independent provider of mission critical IoT solutions Note: Financials represent KORE’s projections developed for the purposes of this presentation. (1) Represents 2022E Forecast financials. (2) Recurring revenues include connectivity and programmatic IoT Solutions revenue. (3) Revenue visibility is based on the installed base which includes customers which had a signed contract with KORE by the end of 2020, normalized for one time churn customers from the acquisitions of Raco and Wyless

Top challenges in IoT deployments IoT deployments are extremely complex Inability to contextualize and analyze data Fragmented ecosystem requiring multiple partners Challenges in interoperability and compatibility Lack of solution deployment planning and experience Issues in compliance with regulations Lack of in-house IoT expertise and resources Risks and pitfalls in IoT Security KORE’s IoT in a Box IoT Strategy & End-to-End Security Technology Evaluation, Selection, Dev. Connectivity, Device & Data Management Deployment (forward logistics) Operations Management & Support Sustainment (Reverse Logistics) Analysis & Optimization 1 2 3 4 Broad IoT capabilities Secure & cost efficient Full control over IoT stack Fast time to market Customer benefits: 5 6 7

Primary pricing method Product line Product description Connectivity 74% of 2020 59% of 2025E1 Per subscriber per month for lifetime of device (7-10 years and growing) Multi-year contracts with automatic renewals IoT Solutions 26% of 2020 41% of 2025E1 IoT connectivity services offered through market leading IoT platform ‘KORE One’ Our connectivity solutions allow devices to seamlessly and securely connect anywhere in the world across any connected network, which we call our multiple devices, multiple locations, multiple carriers CaaS value prop Connectivity Management Platform as a Service (or individual KORE One engine) Cellular Core Network as a Service (cloud native HyperCore) Products Connectivity as a Service (CaaS) Connectivity Enablement as a Service (CEaaS) IoT Device Management Services Location Based Services (LBS) Outsourced platform-enabled services (e.g., logistics, configuration, device management) Sourcing of 3rd party devices globally, device design and selection services IoT Security KORE’s PositionLogic SaaS platform and LBS APIs Per subscriber per month KORE’s SecurityPro SaaS platform Per subscriber per month Upfront fee per device or per device per month KORE business model: offering high demand IoT services Product list is being expanded e.g., through the Private Networking (PNaaS) offering and industry pre-configured solutions 1Percentage of revenue from all customers (go-forward and churning) customers.

44 carrier integrations (each takes ~2 years) Industry leading KORE One platform (7 engines) ConnectivityPro service and related APIs eSIM technology stack/ proprietary IP Hypercore technology Connectivity IoT Solutions Fleet Mgmt. Connected Blood Sugar Monitors Connected Gas Tank Monitors Connected Alcohol Monitors Offender Trackers Smart Meters Smart City Lighting Systems Home Security KORE differentiators and IoT customer use cases Deep industry vertical knowledge and experience Connected Health – FDA, HIPAA, ISO 9001/13485 Fleet Management – SaaS product and APIs, video bundle Unmatched breadth of solutions and analytics services SecurityPro network intelligence service Asset management, mobile data management, logistics services Network certification expertise 3,400+ connectivity-only customers for cross-sell KORE differentiators KORE customer IoT use cases

Customer case study: Customer #1 KORE global connectivity Provided a global connectivity package to provide connectivity across a large number of countries Acting as a trusted advisor for customer with transition of 2G/3G devices to LTE (in 2021/22) Almost 1 million subscribers and growing fast, leading to significant CaaS revenue stream for 7-10 years per device Upsell to eSIM highly likely given global footprint of services KORE Solution: IoT enablement of cardiac devices Helped design a custom connectivity device which works with a large number of cellular networks globally; contracted manufacturing with a global contract manufacturer KORE is an extension of the customer’s supply chain, configuring & handling 200-300K devices per year (growing 20%+ year) with facilities which are: ISO 13485 / 9001 certified FDA Registration 21 CFR Part 820 compliant HIPAA (U.S.) and GDPR (EU) compliant Physician Portal KORE CaaS Cardiac Device Bedside Monitor Customer #1 is a multinational medical devices company. KORE works with the cardiac monitoring (pacemakers and related devices) division, which is a market leader in this line of products. It has been KORE’s customer for >10 years.

Streamline Implementation: Simplifies the complexities of IoT, overcoming barriers to adoption and leading to deployment Remain Compliant: Quality and Regulatory experience and a focus on information security allows KORE to provide real-time data insights Stay Connected: Provides superior coverage and reliability in order to monitor remote patients and track mobile employees Focus industry sector: Connected Health KORE’s credentials in Connected Health will drive market share in an expanding market KORE Connected Health capabilities Connected Health overview Leverage our credentials and track record to expand and grow segments and new anchor accounts Key Use Cases: Remote Patient Monitoring: Cardiac Rhythm Monitoring Remote Patient Monitoring: Chronic Disease Management Medical Equipment Diagnostics Clinical Trials with Medical Sensor Telemetry Representative Connected Health Players Industry CAGR1 17.5% ~$300M 2025 Target Revenue Cardiac Rhythm Monitoring Segment Chronic Disease Management Medical Equipment Diagnostics Clinical Trials with Medical Sensors (1) Per ABI Market Tracker Forecasts

KORE’s five focus industry sectors, representing 80%+ of the IoT market, are growing fast Vertical 2020P-2025P CAGR Transformational use cases 34.2% 29.4% 22.4% 17.5% 17.3 % Remote Patient Monitoring Clinical Trials Medical Alert Monitoring Medical Equipment Diagnostics Stolen Vehicle Recovery Fleet Tracking / Telematics Usage Based Insurance Connected Car IoT & Consumer service providers Carrier IoT Business Units Enterprise Connectivity Private Networking Smart Utilities / Meters Smart Cities / Buildings Smart Factories Industrial IoT Home / Business Security Offender Tracking Critical Asset Management Alcohol Monitoring 5G drives significant new use cases in mission critical applications across KORE’s target industries Source: ABI Market Tracker, Market Research Future, Grand View Research and KORE Forecasts Assets

KORE: unique “one stop shop” IoT Solutions enabler Solutions Analytics & Cloud Platforms Connectivity IoT specialist Secure & cost efficient Full control over IoT stack Fast time to market is a differentiated player providing comprehensive IoT solutions – CaaS, Solutions & Analytics IoT Ecosystem Partners

KORE is well positioned in the early innings of an exciting growth opportunity in IoT 2020 2025 2030 TAM ($bn) Devices (bn) Applications & Platforms Managed Services Connectivity 18.9% CAGR 50.5% CAGR $906B ~$7 Trillion $382B $78B $35B $269B $250B $608B $48B IoT Devices = 12 billion Connected Devices = 22 billion IoT Devices = 25 billion Connected Devices = 37 billion IoT Devices = 75 billion Connected Devices = 91 billion 15.8% CAGR 24.6% CAGR Source: GSMA (IoT Revenue: State of the Market 2020); Ericsson (Mobility Report 2020); Cisco Annual Internet Report Highlights Tool 2020; IDC (Worldwide 5G Connections Forecast, 2019-2023) and KORE Forecasts

CaaS(1) Licensed Unlicensed Satellite CEaaS (2) CNaaS CMPaaS PNaaS IoT Solutions (3) Managed Services Analytics Significant potential growth opportunity IoT connections by technology Massive IoT Powered by LPWA 2.7B Low-Power Wide-Area Connections by 2025 5G at scale of total mobile data over 5G networks 45% eSIM Adoption eSIM revenue generated in 2024 $0.9B Broadband & Critical IoT (4G/5G) Massive IoT (Licensed LPWA – NBIoT & CAT-M) Legacy (2G/3G) Unlicensed LPWA and Satellite Short-Range IoT (WiFi, BT, Z-Wave) IoT Solutions (3) Managed Services Analytics Source: Cisco Annual Internet Report Highlights Tool 2020, GSMA (IoT Revenue: State of the Market 2020); Ericsson (Mobility Report 2020), KORE Forecasts Note: (1) CaaS = Connectivity as a Service – managed connectivity services offering for connecting IoT device; (2)CEaaS = Connectivity Enablement as a Service – includes managed Core Network as a Service (CNaaS), Private Networking as a Service (PNaaS) and Connectivity Management Platform (CMPaaS); (3) IoT Solutions = IoT managed services including IoT product design, supply chain, configuration, connectivity, and reverse logistics for customers

Connected healthcare $1.1T Digitized education $0.3T Construction and mining $1.1T $2.3T Richer mobile experiences $2.2T Smart city $4.7T Smart manufacturing $1.2T Intelligent Retail Powering the digital economy $13.2 Trillion in global economic value by 2035 Precision agriculture $0.3T 5G will enable a connected planet Source: The 5G Economy (Qualcomm)

KORE expects to be a leading enabler of 5G adoption Powered by KORE’s 5G-ready eSIM and multi-multi-multi value proposition enabled by proprietary KORE One platform KORE provides 5G connectivity and simplified management Powered by KORE’s strength in carrier relationships and experience in managing network transitions KORE aims to enable seamless transition to 5G Powered by KORE’s pre-configured solutions and industry-specific IoT Managed Services portfolio KORE aims to accelerate 5G use cases Powered by its plans for a fully virtualized multi-carrier gateway on the Edge (KORE Anywhere) KORE aims to enable Edge deployments Powered by its fully virtualized core network (KORE HyperCore) KORE enables Private Network Deployments Extreme throughput ● Enhanced special efficiency ● Extended coverage Low complexity ● Extended coverage ● High connection density ● Energy efficiency 5G Broadband 5G Massive IoT 5G 5G Ultra-Reliable Secure Low latency ● Ultra reliability ● Location precision

Year Two Year Three Year Four Year Five Year One 2018 Year Zero Strategy 3.0 finalized 5-year investment program approved 2019 One Team KORE; high-performance culture Begin transformation of connectivity proposition/platform Integrate acquisitions including Aspider, bring eSIM to market 2020 Acquisition/integration of Integron; launch of IoT managed services Launch KORE One & LPWA offering Introduce intelligent network monitoring 2021 Capability acquisition strategy to continue Industry GTM (5 focus sectors), LPWA and eSIM industry leadership 5G innovation 2022 Broadened industry sector expertise with integrated products Analytics and other key Industry GTM acquisition strategy 5G, edge analytics off KORE One platform 2023 Portfolio mix from 100% connectivity towards 50/50 connectivity/services Accelerate 5G adoption Lead the promise of “AI + IoT” Phase 3: Lead with 5G & Analytics Phase 1: Launch Transformation Phase 2: Industry GTM & eSIM Phased transformation to KORE 3.0

KORE’s growth acceleration to ~$1B in sales Selling existing customers multiple services Robust M&A pipeline of strategic and accretive opportunities KORE Today Enhancing AIoT Capabilities Cross-sell and Upsell Bolt on M&A KORE in in the Future with M&A Deepening Presence in Focus Industry Sectors Organic Volume Growth Edge and AI analytics portfolio expansion Pre-configured IoT industry solutions Customer portfolio growth > 20% New customers & products KORE in the Future Based on 2021 E Revenue KORE’s projections that serve as the basis of this presentation estimate 2025E Revenue of $414mm; $700mm of ‘25E “KORE in the Future” revenue includes ~$250M of organic upsides not in KORE’s base case. 2 1

Illustrative M&A Pipeline Recent M&A Transaction Highlights Aspider Strategic impact Helped position KORE as a leader in the Gartner Magic Quadrant Expanded geographical presence in Europe and Africa Added significant IP & key capabilities in eSIM / Core Networking KORE‘s target for eSIM shipments is 1MM in 2020 Key part of our emerging CEaaS service portfolio Date Acquired: Dec 2018 Past M&A wins coupled with strong future M&A pipeline Target Location Solution Offerings Est. Revenue (M) Company A US Industrial IoT & IoT Connectivity $50 Company B US IoT Solutions (GPS Tracking, Failover/Primary) $40 Company C US IoT Solutions (GPS Tracking, Failover/Primary, First Response) $10 Company D US IoT Solutions (MDM, Mobility, Analytics) $8 Company E US IoT Solutions (POTS replacement, Failover/Primary) $20 Company F US IoT Solutions (Failover/Primary) $2 Company G Europe IoT Connectivity & Core NW $8 Company H Europe IoT Connectivity & Core NW $20 Company I Brazil Location Based Services SaaS $5 Company J Brazil IoT Connectivity & Core NW $6 KORE has a successful track record of executing and integrating strategic acquisitions Strategic impact Furthered our strategy as a leader in IoT Managed Services Expanded presence in Healthcare & Life Sciences markets Accretive deal, has had a de-levering effect Rapid, successful integration results in ~25% growth in 2020 Differentiates KORE wrt carriers and other pure-play providers Date Acquired: Nov 2019

KORE: accelerating growth & revenue visibility Scale & Growth Growth in Total Contract Value of Wins in 2020 vs. 2019A1 +69% Scale & Growth Established & Proven Top 25 Customer Revenue CAGR from 2018A to 2022P +26% Recurring Revenue in 2020 ~91% FY2020 Go-Forward Customer SIM Count vs. PY3 +29% Average Revenue Visibility from Installed Base through 2023P4 ~90%+ <1% BAU Churn from Go-Forward Customers in 2020 2,3 Note: (1) Total Contract Value is the estimated revenue from new or existing customer wins over an approx. 3-year time period based on customer and sales force forecasts of unit growth and contracted prices. (2) BAU Churn is Business as Usual Churned Revenue from Customers which decided not to do business with KORE in 2020. (3) Yr End, counts normalized for one time churn customers from the acquisitions of Raco and Wyless. (4) The installed base includes customers which had a signed contract with KORE by the end of 2020, but excludes one time churn customers from the acquisitions of Raco and Wyless

KORE’s TCV wins increased by 69% in 2020 2019 TCV: $110MM 2020 TCV: $186MM +69% TCV Growth Strong growth in sales performance Estimated TCV (Total Contract Value) of Wins by Quarter Note: Total Contract Value (TCV) is the estimated revenue from new or existing customer wins over an approx. 3-year time period based on customer and sales force forecasts of unit growth and contracted prices

KORE’s SIM growth momentum is accelerating 2020 sequential SIM growth for Go Forward customers (in M) 2020 average SIM count for Go Forward customers (in M, % of total) 18% 48% 10% 29% Annualized Growth : Note: Represents go forward SIMs; ~12M total SIMs as of 2020

Financial Overview

Pro forma financial summary Note: Financials represent KORE’s projections through 2025E developed for the purposes of this presentation. 2020 results, refer to disclaimer for prior periods. Historicals are pro forma adjusted for the impact of the Integron and Aspider acquisitions. (1) Assumes $1.5mm of public company costs. (2) Unlevered FCF defined as Adj. EBITDA less total capex, less cash adjustments, less increases in NWC; refer to page 48 for a reconciliation of Reported to Adj. EBITDA. (3) 2021E and 2022E Adjusted Total Revenue growth of 13.9% and 15.1%, respectively, excluding the normalization of one time churn customers from the acquisitions of Raco and Wyless and adjusting for the known one time impact of 2G/3G sunsetting as KORE transitions customers to LTE/5G networks ($17.3mm and $21.7mm in 2021E and 2022E, respectively) 3 3

Strong organic growth performance, lift off ahead 2018A – 2025P Revenue Bridge ($ in millions) Organic Revenue Growth ~26% organic growth (average from 2018 to 2022) with top customers driven by volume gains and cross selling Average ~90%+ revenue visibility through 2023P ~91% recurring revenue One Time 2G / 3G Sunsetting Forecast reflects known impact of sunsetting as the industry transitions to 5G One Time Churn Forecast reflects one time churn from historical integration events By nature of KORE’s business, it takes several years for non-core customer revenue to churn off the network despite the churn decision being made several years ago Commentary +9% CAGR +18% CAGR +14% CAGR +30% CAGR ~90% ~83% ~79% ~75% ~97% % of Revenue from Installed Base as of 2020A Note: Financials represent KORE’s projections through 2025E developed for the purposes of this presentation

~90% ~83% ~79% ~75% ~97% 2021P – 2025P Revenue Visibility Extremely high level of ’21P-’25P revenue visibility Installed Base as of 2020A ($ in millions) ~97% ~91% ~86% ~83% ~99% Installed Base as of 2021P 17% CAGR Note: Financials represent KORE’s projections through 2025E developed for the purposes of this presentation. The installed base includes customers which had, or expect to have, a signed contract with KORE, but excludes one time churn customers from the acquisitions of Raco and Wyless

2020 closed with incredible momentum 2020 Quarterly Adj. Revenue1 ($ in millions) a 2020 Adj. Revenue: $192MM1 Business Momentum +69% Growth in Total Contract Value of Wins in 2020A vs. 2019A2 +26% Top 25 Customer Revenue CAGR from 2018A through 2022E ~91% Recurring Revenue in 2020A +90% Average Revenue Visibility From Installed Base Through 2023P3 3% 25% 3% 13% Same Qtr PY Growth +48% Annualized Net SIM Growth from Go Forward Customers in Q4 vs. Q3 20 +29% FY2020A Yr. End Go Forward Customer SIM Count vs. PY (1) Adj. Revenue is normalized for one time churn customers from the acquisitions of Raco and Wyless. (2) Total Contract Value is the estimated revenue from new or existing customer wins over an approx. 3-year time period based on customer and KORE sales force forecasts of unit growth and contracted prices. (3) The installed base includes customers which had a signed contract with KORE by the end of 2020, but excludes one time churned customers

Benchmarking

Overview Pure play “IoT” Communication Software Benchmark pure play IoT Companies Strong revenue growth and stable recurring revenue Stable gross and EBITDA margins High growth SaaS companies with similar financial profiles to KORE Minimal CapEx , robust growth, and predominantly recurring revenue High multiple business

Operational Benchmarking Recurring Revenue2 2021E – 2022E Adjusted Total Revenue Growth KORE has a proven ability to deliver superior organic growth from its go forward customer base Well positioned to accelerate growth alongside 5G and eSIM industry themes Significant recurring organic growth ~92% recurring revenue Average 90%+ revenue visibility through ‘23E Commentary 1 Source: Each Company’s respective annual and quarterly reports, IBES Estimates, CapIQ, Bloomberg. Market data as at 15-Mar-2021. (1) 2022E Adjusted Total Revenue growth excludes the normalization of one time churn customers from the acquisitions of Raco and Wyless and adjusts for the known one time impact of 2G/3G sunsetting as KORE transitions customers to LTE/5G networks. (2) Represents recurring revenue if disclosed by company, otherwise represents % subscription segment revenue.

Operational Benchmarking (cont’d) 2022E Adjusted EBITDA Margin1 2022E Gross Margin Commentary Compelling scalable and profitable business model fueled by KORE One platform with proprietary IP and market leading IoT knowledge ~57% 2022E Gross Margins ~28% 2022E Adjusted EBITDA Margins Source: Each Company’s respective annual and quarterly reports, IBES Estimates, CapIQ, Bloomberg. Market data as at 15-Mar-2021. (1) Calculation and companies included may use different definitions of Adjusted EBITDA.

Valuation Benchmarking EV / 2022E Adjusted EBITDA3 EV / 2022E Revenue Net Debt / 2020E Adjusted EBITDA3 This Transaction provides an attractive entry point…deal valuation at significant discount to benchmarks Multiple strategic ways to perform Numerous upsides not included KORE has a successful track record of executing and integrating strategic acquisitions Active pipeline of future acquisition candidates Commentary Source: Each Company’s respective annual and quarterly reports, IBES Estimates, CapIQ, Bloomberg. Market data as at 15-Mar-2021 (1) Represents illustrative values pro forma for this transaction. (2) Not meaningful due to negative EBITDA. (3) Calculation and companies included may use different definitions of Adjusted EBITDA; represents net debt of latest financial statement. 1 1 1 2

Appendix

KORE’s IoT managed services portfolio KORE provides a one-stop-shop for IoT deployment Delivery: KORE Internal KORE & Partner Hybrid Partner 1.1 Business Outcomes / Business Case 2.1 Architecture 3.1 Network(s) Selection / Carrier Contracts 4.1 Forecasting 5.1 Technical Support Tier 1 & 2 6.1 Advanced Managed Services 7.1 Data Cleansing & Normalization 1.2 Security by Design (entire stack) 2.2 Connectivity / Network Strategy 3.2 Secured Data Exchange 4.2 Order Management 5.2 Tier 3 – Network & Systems Support 6.2 Migration Services 7.2 Data Storage, Retrievals & Replays 1.3 Partner Strategy 2.3 IoT Platform / Cloud Selection 3.3 Subscription Lifecycle Integration 4.3 Configuration Management 5.3 Network Mgmt. & Orchestration 6.3 Returns Management / Asset Recovery 7.3 Data Enrichment & Contextualization 1.4 Proof of Concept 2.4 Application Design / Development 3.4 Usage Optimization & Fraud Mgmt. 4.4 Supply Chain Management 5.4 Quality Management (ISO 13485, 9001) 6.4 Advanced Exchange 7.4 Data Visualization 1.5 Global / Regional Footprint 2.5 Device / Module Selection, Validation & Certification 3.5 Hierarchical Account Setup & Management 4.5 Site Services 5.5 Regulatory Compliance 6.5 Site Maintenance 7.5 AIoT – Descriptive, Prescriptive, Predictive 1.6 Organizational Governance 2.6 Develop, Test, Prototype & Pilot 3.6 Device Management, Diagnostics & Troubleshooting 4.6 Global Import / Export Management 5.6 Endpoint / Subscription Management 6.6 OEM Warranty Management 7.6 Security & Deep Network Monitoring using Metadata 1.7 Business Continuity / Disaster Recovery 2.7 Deployment Process Design 3.7 Deployment Setup & Optimization 4.7 Asset Management 5.7 Change / Release Management 6.7 End of Life Management 7.7 Application Integration & Device Feedback 1 3 4 5 6 7 2 IoT Strategy & End-to-end Security Technology Evaluation, Selection, Dev Connectivity , Device & Data Management Deployment (forward logistics) Operations Management & Support Sustainment (reverse logistics) Analysis & Optimization Business Outcomes / Business Case Organizational Governance Site Maintenance Site Services AIoT – Descriptive, Prescriptive, Predictive Connectivity / Network Strategy IoT Platform / Cloud Selection Application Design / Development Architecture Develop, Test, Prototype & Pilot Deployment Process Design Device / Module Selection, Validation & Certification Network(s) Selection / Carrier Contracts Secured Data Exchange Subscription Lifecycle Integration Usage Optimization & Fraud Mgmt. Hierarchical Account Setup & Management Device Management, Diagnostics & Troubleshooting Deployment Setup & Optimization Forecasting Order Management Global Import / Export Management Partner Strategy Proof of Concept Global / Regional Footprint Business Continuity / Disaster Recovery Configuration Management Supply Chain Management Asset Management Change / Release Management Network Mgmt. & Orchestration Technical Support Tier 1 & 2 Tier 3 – Network & Systems Support Quality Management (ISO 13485, 9001) Regulatory Compliance Endpoint / Subscription Management Advanced Managed Services Migration Services Advanced Exchange Returns Management / Asset Recovery OEM Warranty Management End of Life Management Data Cleansing & Normalization Data Storage, Retrievals & Replays Data Enrichment & Contextualization Data Visualization Security & Deep Network Monitoring using Metadata Application Integration & Device Feedback Security by Design (entire stack)

Customer use case: Cardiac rhythm monitoring KORE Service Delivery Delivery: Hardware Customization, Certifications – Gen 9 Demand Forecast Supply Chain Deployment Setup & Optimization Subscription Lifecycle Integration Network Design Roaming Footprint Updates Wireless Managed Services OPCO Billing Reconciliation & Reporting Transmission/Outage Analytics/Alerting Firmware Validation Software Load Remote Config Updates Advanced Manage Services FDA Title 21 Part 820 EU MDD/MDR WEEE 2012/19/EU HIPAA/GDPR Quality Management ISO 13485 Returns Handling Sanitizing, Testing FDA Reporting Final Testing & Validation Recording Track & Trace Global Import / Export Management- Direct-to-Patient/DC Packaging/Labeling Hierarchical Account Setup & Management Device Management, Diagnostics & Troubleshooting Order Management Patient Order Desk Supply Chain Management & Global Documentation Technical Support Tier 2 Tier 3 – Network & Systems Support Regional Outage Monitoring & Escalation Change / Release Management Advance Exchange / SWAP Migration Planning and Implementation OEM Warranty Management End-of-Life Management Connectivity / Network Strategy KORE’s solution enables global deployment and management of regulated medical equipment

KORE’s leadership team Decades of leadership and domain expertise in IoT with significant public company experience Romil Bahl President, Chief Executive Officer Puneet Pamnani Executive Vice President, Chief Financial Officer Gideon Rogovsky SVP, Americas Marco Bijvelds SVP, EAP Sunder Somasundaram SVP, IoT Solutions & Solution Architecture Louise Winstone EVP, CHRO Landon Garner SVP, Marketing Bryan Lubel EVP, IoT Managed Services Steven Jones SVP, Global Carrier Management Tushar Sachdev EVP, CTO Deep bench of industry talent with public company expertise ~30 years of Tech, SaaS, IoT and Analytics experience in high-growth environments Previous experience includes multiple CEO positions, both public company (PRGX) and PE (Lochbridge) as well as $9B P&L role as EVP & GM at CSC Responsible for managing all aspects of the organization’s financial operations Previous experience as COO and CFO of Lochbridge and SVP of Corporate Strategy and M&A at PRGX

Founded in 1989, Abry Partners (“Abry”) is a sector-focused private equity firm investing primarily in media, communications, software, and business and information services companies Completed over $82bn of investments involving over 550 properties >55 investment professionals based in Boston, MA, investing globally Raised over $18bn of equity capital through 19 investment funds Actively managing over $5.0 billion of capital Abry’s longstanding relationships with limited partners include Fortune 100 pension funds, leading university endowments, major insurance companies and prominent investment funds Abry Partners overview Selected Communications Investments

KORE: unique “one stop shop” IoT enabler What we do… How we do it… Analytics Advanced analytics supported by KORE’s proprietary IP platform Analytics applicable across all IoT Verticals (usage, meta and sensor) Micro-services architecture, API front-end enables third-party services, makes KORE One a sticky IoT platform Fleet management Vehicle recovery and fleet management People and asset location tracking Customized location-based services Network security and monitoring Intelligent network monitoring IoT traffic security CaaS Connectivity-as-a-Service (CaaS) delivering global connectivity to our customers in 190+ countries eSIM capability providing secure out of the box connectivity to support IoT use cases Core Network-as-a-Service (CNaaS) facilitating self-management and control telecoms capabilities as well as supporting Bring-Your-Own-Connectivity Device management tools with MDM software and remote pairing capabilities Network slicing and Local Break Out anticipating 5G network roll-out to meet customer business needs Solutions End-to-end services from strategy and security design, to networks and technology, to application enablement helping clients deploy end-to-end solutions Device selection, certification, configuration & MDM, call center services and lifecycle management Increasing footprint of bundled solutions to enable enterprise & solution provider customers Industry Specific Focus with regulatory and medical device compliance One-stop shop capability to deliver large solutions for enterprise customers Scale Manage Deploy

Highly attractive financial profile Projected Revenue Projected Adj. EBITDA & Margin 27% 32% 28% 34% 30% ($ in millions) ($ in millions) +29.7% CAGR +11.5% CAGR Note: Financials represent KORE’s projections through 2025E developed for the purposes of this presentation

Accelerating momentum in sales activity TCV of New Business Wins1 ($ in millions) TCV of Opportunities Created1 +69% Growth +127% growth (1) TCV estimates include wins and opportunities created from new logos and scope expansions at existing customers

Pro forma capitalization Summary Capitalization ($ in millions) Pro Forma Leverage Pre-Transaction Pro Forma Pre transaction net debt of 4.4x lowered to 1.7x post SPAC merger Pre-Transaction Pro Forma Note: Leverage metrics are calculated using 2022P EBITDA of $66.5M

Pro forma EBITDA ($ in millions) (1) Transformation expenses represent expenditures related to one time costs of developing and growing new sales channels, initiatives, and markets, including KORE One development costs, sales development and channel sales teams, and IoT Solutions. (2) Adj. EBITDA represents Adjusted EBITDA as defined for the Company's Credit Agreement. Certain adjustments have been included in the nature of those allowed by the credit agreement to reflect the Transaction perimeter. Note: KORE does not provide reconciliations of EBITDA or Adjusted EBITDA to net income on a forward-looking basis because KORE is unable to forecast the amount or significance of certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items include gains or losses on sale or consolidation transactions, accelerated depreciation, impairment charges, gains or losses on retirement of debt and variations in effective tax rate, which are difficult to predict and estimate and are primarily dependent on future events, but which are excluded from the KORE’s calculations of EBITDA and Adjusted EBITDA.

KORE’s Technology Connected Devices Carrier Partnerships 4G/LTE Satellite KORE SecurityPro KORE ConnectivityPro 4. IoT Network Services … Enterprise & Cloud Applications … LoRa 1. KORE One Platform KORE One Streaming KORE One Analytics KORE One Aggregator KORE One Integration KORE One Monetization KORE One Network Intelligence KORE One Interface Secure, universal data processing pipe Data analytics and reporting Data routing gateway including cloud Billing and real-time rating Seamless integration with carriers, customers Large-scale meta data acquisition and visualization User interface / dashboard for reporting & SSO HyperCore HSS PGW OCS SMSC IMSI integration 3. KORE HyperCore 1 2 MNO 2. KORE eSIM + KORE eSIM Validation Tool LBS and PL 5G KORE IP

Highly Scalable and Extensible Technology Stack Harness all levels of IoT data, including sensor data, meta data and usage data Comprehensive Data Engineering Robust APIs deployed on a portal enable not only easy integration but opens them up as a marketplace to a developer ecosystem Powerful Integrations Platform capable of 10x scalability to not only support KORE CaaS, but also KORE CEaaS Proven Scalability Pre-activated SIMs or eSIMs/eUICCs provides complete flexibility Global Connectivity powered by eSIM 6 KORE One Streaming KORE One Aggregator Platform Functions Analytics Billing Network Intelligence IoT Devices / Other Devices Customer / 3rd Party Applications SIM, eSIM, iSIM Application Enablement Platform Integration Carriers Enterprise Apps KORE One Interface (User experience via UI, API, Dev Portal) KORE HyperCore Pre-configured Solutions Connected Health, Fleet, Assets Industry-specific Pre-configured solutions to enable 5x improvement in time-to-market for IoT Solutions Pre-configured solutions